Exhibit 1.2

KongZhong Corporation Revises Expectations for its Third Quarter 2004 Results

Beijing, China, October 27, 2004 — KongZhong Corporation (Nasdaq : KONG), a leading provider of advanced second generation (2.5G) wireless value-added services in China, today announced revised guidance for its financial results for the third quarter ending September 30, 2004.

The Company expects third-quarter revenues to be approximately US$12.0 — 12.3 million. This compares to the previously provided guidance of 10-20% revenue growth over the $11.97 million in revenues that were reported for the second quarter ending June 30, 2004. For the third quarter, the Company estimates that revenues from 2.5G services will represent approximately 85% of total revenues and revenues from 2G services will represent the remaining 15%. This compares to 80% and 20%, respectively, in the second quarter. The Company attributes the revised revenue expectation to several factors, including the roll-out of a new service management platform (MISC) by mobile operators and increased competition.

Additionally, the Company anticipates expenses to be higher, primarily because of higher cellphone manufacturer fees and an increase in product development costs. As a result, the Company anticipates its third quarter net income to be approximately $5.0 — 5.3 million. This compares with the $5.3 million net income reported for the second quarter.

KongZhong plans to release its third-quarter results before the US financial markets open on November 12, 2004. The Company’s management team will conduct a conference call at 11:00 pm Beijing time (10:00 am Eastern time and 7:00 am Pacific time) on November 12. A webcast of this conference call will be available on the Company’s web site at http://ir.kongzhong.com/overview.htm.

About the Company:
KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding our revenues and net income for the third quarter of 2004. These statements involve risks and uncertainties and our actual results may differ materially from those expressed or implied in the statements in this press release. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China’s wireless interactive services market; unpredictable changes in technology and consumer demand in this market; the state of our relationship with China’s mobile operators; our dependence on the substance and timing or the billing systems of mobile operators for our performance; and changes in our operating environment, the character and effects of which are difficult to predict. For additional discussion of these risks and uncertainties and other factors that may impact the reliability of the forward-looking statements in this press release, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Contact:
Richard Wei
Chief Financial Officer
Tel.:	+86 10 8857 6000 x6935
Fax:	+86 10 8857 5891
E-mail:	ir@kongzhong.com
Skype ID:	richard.wei